TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. _____)[1]

Multilink Technology Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544T 10 9

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-(c)

[X] Rule 13d-1(d)

_____

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.   62544T 10 9

(1)   Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)

        TRW Inc.
        I.R.S. No. 34-0575430

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                                     (b) [ ]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization
        Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power 6,950,000 (See footnote A to Item 4)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 6,950,000 (See footnote A to Item 4)
	(8)	Shared Dispositive Power 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person
        6,950,000 (See footnote A to Item 4)

(10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

(11)   Percent of Class Represented by Amount in Row (9)
        15.0% (See footnote B to Item 4)

(12)   Type of Reporting Person
        CO

Item 1 (a).   **Name of Issuer:**
Multilink Technology Corporation ("Multilink")

Item 1 (b).   **Address of Issuer's Principal Executive Offices:**
300 Atrium Drive, 2nd Floor, Somerset, NJ 08873-4105

Item 2 (a).   **Name of Person Filing:**
TRW Inc.

Item 2 (b).   **Address of Principal Business Office or, if None, Residence:**
1900 Richmond Road, Cleveland, Ohio 44124

Item 2 (c).   **Citizenship:**
Ohio

Item 2 (d).   **Title of Class of Securities:**
Multilink Technology Corporation Class A Common Stock, $0.0001 par value.

Item 2 (e).   **CUSIP Number:**
62544T 10 9

Item 3.   Not applicable

Item 4.   **Ownership:**

    (a)   Amount beneficially owned: 6,950,000 (A)

    (b)   Percent of class: 15.0% (B)

    (c)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: 6,950,000 (A)

        (ii)   Shared power to vote or to direct the vote: 0

        (iii)   Sole power to dispose or to direct the disposition of: 6,950,000 (A)

        (iv)   Shared power to dispose or to direct the disposition of: 0

(A)   In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, this figure includes 5,700,000 shares of Multilink Class B common stock that are beneficially owned by TRW Inc., because each outstanding share of Multilink Class B common stock is convertible at any time, at the option of the holder, into one share of Multilink Class A common stock. Holders of Multilink Class A common stock are entitled to one vote per share and holders of Multilink Class B common stock are entitled to ten votes per share on all matters submitted to a vote of Multilink's shareholders.

(B)   In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, this percentage is based on the quotient of (a) the sum of the 1,250,000 shares of Multilink Class A common stock beneficially owned by TRW plus the 5,700,000 shares of Multilink Class B common stock beneficially owned by TRW, divided by (b) the sum of all shares of Multilink Class A common stock outstanding plus the 5,700,000 shares of Class B common stock beneficially owned by TRW. If all outstanding shares of Class B common stock were included in the denominator, rather than just those beneficially owned by TRW, TRW's beneficial ownership would represent 10.1% of such class. The number of outstanding shares of Multilink Class A and Class B common stock used in these calculations is based on the number of shares outstanding as of November 12, 2001, as reported in Multilink's Form 10-Q filed November 14, 2001.

Item 5.   **Ownership of Five Percent or Less of a Class:**
Not applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person:**
Not applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:**
Not applicable.

Item 8.   **Identification and Classification of Members of the Group:**
Not applicable.

Item 9.   **Notice of Dissolution of Group:**
Not applicable.

Item 10.   **Certifications:**
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

TRW INC.

/s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President, General Counsel
and Secretary